December 20, 2007
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: Ellie Quarles

Re:	Columbia Sportswear Company Definitive 14A
Filed April 20, 2007
File No. 0-23939
Dear Ms. Quarles:
     This letter is in response to your letter dated December 6, 2007 commenting on Columbia Sportswear Company’s 2007 Proxy Statement. As indicated in a voicemail message to you, Columbia Sportswear Company will provide a written response to your comments by the end of the day, December 31, 2007.
     Thank you for your attention. If you have any questions regarding this, please feel free to call me directly at 503-985-4305.

Sincerely,
/s/ Peter J. Bragdon
Peter J. Bragdon
Vice President and General Counsel